EXHIBIT 12

Overseas Shipholding Group, Inc.

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

Presented in connection with Registration Statement No. 333-111890

Filed on January 13, 2004

	Year ended December 31,
	2004	2003	2002
Earnings:
Income/(loss) before federal income taxes	$481,014	$168,153	$(20,864)
Less: equity in (earnings) of 50%-or-less-owned companies	(45,599)	(33,965)	(11,407)
Pretax income/(loss) from continuing operations	435,415	134,188	(32,271)
Add: fixed charges	78,662	68,746	61,775
Less: interest capitalized during the period	(201)	(3,987)	(4,949)
Add: amortization of capitalized interest	3,000	3,000	3,000
Total Earnings	$516,876	$201,947	$27,555

Fixed charges:
Interest expense, including amortization of deferred finance costs	$74,146	$62,124	$52,693
Add: interest capitalized during the period	201	3,987	4,949
Add: interest portion of rental expense	4,315	2,635	4,133
Total Fixed Charges	$78,662	$68,746	$61,775

Ratio of earnings to fixed charges	6.6x	2.9x

The deficiency of earnings necessary to cover fixed charges			$34,220